Exhibit 99.1

English translation for reference purposes only.

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

FIRST CALL

GENERAL ORDINARY SHAREHOLDERS’ MEETING

I, the undersigned, in my capacity as Secretary of Betterware de México, S.A.P.I. de C.V. (the "Company"), pursuant to Section Thirtieth of the Company's bylaws, and in accordance with the provisions of Articles 183 (one hundred eighty-three), 186 (one hundred eighty-six), 187 (one hundred eighty-seven), 191 (one hundred ninety one) and other provisions of the Mexican General Corporations Law, hereby summons the shareholders of the Company, on first call, to an Ordinary General Shareholders’ Meeting of the Company, to be held on March 8, 2023, starting at 12:00 hours CST, at the Company's registered office Av. Paseo Royal Country 4596, Torre Cube 2, 16th floor, Fraccionamiento Puerta de Hierro, Zapopan, Jalisco, 45116, Mexico (the "Meeting"), to address the matters contained in the following agenda (the “Agenda”):

AGENDA

1.	Presentation, discussion, amendment, and if applicable, approval of the annual management report referred to article 28, section IV, subsection e) of the Mexican Securities Market Law and article 172 subsection b) of the General Law of Commercial Companies, for the fiscal year ended December 31, 2022.

2.	Presentation, discussion, amendment, and if applicable, approval of the annual report by the Audit and Corporate Practices Committee, for the fiscal year ended December 31, 2022.

3.	Compliance report regarding the Company’s tax obligations for the fiscal year ended December 31, 2022.

4.	Presentation, discussion, amendment, and if applicable, approval of the Company's audited and consolidated financial statements for the fiscal year ended December 31, 2022, including the Company's external auditor report.

5.	Discussion, and if applicable, approval of dividends payment.

6.	Appointment, and if applicable, ratification of the appointments of certain members of the Company’s Board of Directors.

7.	Appointment, and if applicable, ratification of the appointments of the Company’s chairman and Audit and Corporate Practices Committee members.

8.	Discussion, and if applicable, determination of the Company’s Board of Directors and Audit and Corporate Practices Committee members remuneration.

9.	Appointment of special delegates to formalize the resolutions adopted at the Meeting.

English translation for reference purposes only.

The shareholders of the Company, in order to be entitled to attend the Meeting, must obtain an admission pass, which will be issued and delivered by the Secretary of the Board of Directors of the Company at the address indicated herein, on or prior to the fourth business day prior to the Meeting, in the following terms:

a.	Shareholders must be registered, either in the Company's Share Registry Book, or prove ownership of shares or certificates in accordance with the provisions of Articles 290 and 293 of the Mexican Securities Market Law and the Company's bylaws, i.e., through the certificates of deposit issued by the depository institutions where the shares they own are deposited. The shareholders’ registry will remain closed as from the third business day prior to the Meeting and on the day of the Meeting.

b.	Shareholders must deposit their stock certificates, mentioned in (a) above, at the offices of the Company indicated herein, or at any national or foreign depository institution, and must present to the Company the corresponding certificate of deposit, which must be issued for such purposes, by the institution that holds such securities in favor of the shareholders.

c.	Shareholders may attend the Meeting in person or may be represented by the authorized person or persons by means of a proxy form in terms of Article 49, Section III of the Mexican Securities Market Law, or by any other form of representation granted in accordance with applicable law; therefore, shareholders must, if applicable, in addition to the proof of deposit mentioned in item (b) above, attach the proxy form referred to in this paragraph, which may be requested at the address indicated below or by e-mail to the following address: Reynaldo.Vizcarra-Mendez@bakermckenzie.com.

d.	Shareholders who maintain custody of their shares through brokerage firms and other financial intermediaries are reminded that, for purposes of obtaining the admission pass, they must submit the list of holders issued for such purpose by such financial intermediary, which must contain the name, address, nationality of the shareholders and number of shares they represent, duly signed by the officer responsible for issuing such list.

The shares that the shareholders or their representatives deposit with the Secretary of the Board of Directors of the Company, in order to have the right to attend the Meeting, shall not be returned until after the Meeting has been held.

Notice is hereby given that the proxy forms, admission passes and supporting documentation that will serve as the basis for the discussion of the matters listed in the Agenda, will be available to the shareholders at the offices located in this Secretary's Office, as of this date from 9:00 to 14:00 CST and from 4:00 p.m. to 18:00 CST on business days; as well as electronically upon written request sent to the following e-mail address: Reynaldo.Vizcarra-Mendez@bakermckenzie.com.

It is communicated that adequate measures will be taken to take care of the prevention protocols due to the health contingency and that the venue where the Meeting will be held will be sufficiently large for attendees to keep a healthy distance.

We will communicate in a timely manner in the event that any legal provision is issued that leads us to modify the content of this call for proposals.

February 21, 2023

______________________________

Reynaldo Vizcarra Méndez

Secretary of the Company